                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-80223


                                  45,000 SHARES

                             ASPEN TECHNOLOGY, INC.

                                  COMMON STOCK

The selling stockholders are offering 45,000 shares of common stock. We will not receive any of the proceeds from sales of shares by the selling stockholders.

Our common stock trades on the Nasdaq National Market under the symbol "AZPN." On July 19, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $12.75 per share.

The selling stockholders may sell these shares from time to time on the Nasdaq National Market or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with buyers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. We will pay all of the other offering expenses, which we estimate will total $6,500.

                             ----------------------


                   INVESTING IN THESE SHARES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ----------------------



THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is July 20, 1999

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. IN THIS PROSPECTUS, REFERENCES TO "WE," "US" AND "OUR" REFER TO ASPEN TECHNOLOGY, INC. AND ITS SUBSIDIARIES.


                             -----------------------



                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

Prospectus Summary........................................................... 3

Risk Factors................................................................. 5

Use of Proceeds..............................................................14

Selling Stockholders.........................................................14

Plan of Distribution.........................................................14

Legal Matters................................................................15

Experts......................................................................15

Where You Can Find More Information..........................................15

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the information incorporated by reference, before deciding to invest in shares offered by this prospectus.

                             ASPEN TECHNOLOGY, INC.

OUR BUSINESS:                 We are the leading supplier of software and
                              service solutions used by companies in the process industries to design, operate and manage their manufacturing processes. The process industries include manufacturers of chemicals, petrochemicals, petroleum products, pharmaceuticals, pulp and paper, electric power, food and beverages, consumer products, and metals and minerals.

OUR SOFTWARE AND SERVICES:    We offer a comprehensive, integrated suite of
                              process manufacturing solutions that help process manufacturers enhance their profitability by improving their efficiency, productivity, capacity utilization, safety and environmental compliance.
                              Our solutions facilitate these improvements throughout the entire manufacturing life-cycle, from research and development to engineering, planning and scheduling, procurement, production and distribution. In addition to software solutions, we offer consulting services through our staff of project engineers. Since May 1995, we have acquired 16 companies and lines of business to obtain technologies and expertise that complement or enhance our core software and services solutions.

OUR STRATEGY:                 Our objective is to extend our leadership in
                              providing process management solutions to the process industries. To achieve this objective, we pursue the following key strategies:

                              o extending our technology leadership position by continuing to invest in research and development and to identify and pursue opportunities for strategic acquisitions;

                              o increasing the integration of many of our products for the design, operation and management of process plants, and providing consulting services to implement this technology around the business processes of customers;

                              o    leveraging our position in the process
                                   industries to increase our supply chain
                                   business, and incorporating our supply chain technology as a key component of our integrated product offerings;

                              o leveraging our installed customer base in the chemical, petrochemicals, petroleum products and pharmaceuticals industries by increasing the number of users of software currently licensed by our existing customers and by licensing complementary software and services to those customers;

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              o increasing our penetration of other process industries, particularly the pulp and paper, electric power, and food and beverage industries, as well as the semiconductor industry;

                              o    pursuing strategic acquisitions of
                                   complementary technologies and services
                                   capabilities; and

                              o selectively partnering with providers of complementary products and services to supplement our ability to offer enterprise-wide solutions.

OUR CUSTOMERS:                We currently have more than 750 customers
                              worldwide, including 45 of the 50 largest chemical companies, 18 of the 20 largest petroleum refiners and 16 of the 20 largest pharmaceutical companies.

OUR ADDRESS:                  Our principal executive offices are located at Ten
                              Canal Park, Cambridge, Massachusetts 02141. Our telephone number is (617) 949-1000. Our website is located at www.aspentech.com; information contained in our website is not a part of this prospectus.

                                  THE OFFERING

COMMON STOCK OFFERED:         All of the 45,000 shares offered by this
                              prospectus are being sold by the selling stockholders. The selling stockholders are former stockholders of Syllogistics, Inc. who acquired these shares as the result of our acquisition of Syllogistics, Inc. in October 1998.

USE OF PROCEEDS:              We will not receive any of the proceeds from sales
                              of shares by the selling stockholders.



--------------------------------------------------------------------------------

                                  RISK FACTORS

An investment in shares of our common stock is risky. You should consider carefully the following risk factors in addition to the remainder of this prospectus, including information incorporated by reference, before purchasing shares offered by this prospectus.

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue" and similar words. You should read statements that contain these words carefully because they (1) discuss our future expectations, (2) contain projections of our future operating results or financial condition or (3) state other "forward-looking" information. We believe it is important to communicate certain of our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this section, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall dramatically.

Our operating results in the fiscal quarter and fiscal year ended June 30, 1998 were below the expectations of some public market analysts and investors, principally because our services revenues grew more slowly than anticipated and our company-wide expenses were higher than expected. Our operating results in the fiscal quarter ended September 30, 1998 were below the expectations of some public market analysts and investors, principally because our license revenues were lower than anticipated. In each of October 1998 and April 1999, we reassessed our business prospects for the remainder of fiscal 1999 and reduced our internal estimates of revenues and earnings from previously anticipated levels. On April 27, 1999, we announced that we had implemented a restructuring program intended to reduce our operating costs and improve our productivity; this restructuring included reducing our staff by approximately 200 employees, as well as consolidating facilities, streamlining operations and rationalizing some non-core products and activities acquired in recent years. Since July 27, 1998, the date on which we preliminarily announced our estimated results for the fiscal quarter and year ended June 30, 1998, through the close of business on July 19, 1999, the price per share of our common stock, as reported by the Nasdaq National Market, decreased from $48.25 to $12.75.

Our revenues are difficult to forecast for a number of reasons:

o License fees for our software products are substantial, and as a result the sales process for our solutions is lengthy, sometimes exceeding a year. The length of the sales process makes our software revenues difficult to predict, and the delay of one or more large orders could cause our quarterly revenues to fall substantially below expectations.

o We ship our software products within a short period after receipt of an order, and we usually do not have a material backlog of unfilled orders of software products. Consequently, our revenues from software licenses in any quarter depend substantially on the orders booked and shipped in that quarter. We historically have derived a majority of our quarterly software license revenues from license agreements consummated in the final weeks of the quarter. As a result, even a short delay in the consummation of an agreement may cause our revenues to fall below expectations for that quarter.

o Our revenues during the first quarter of each fiscal year historically have declined from the immediately preceding fiscal quarter, in part because (1) a substantial portion of our revenues have been derived from foreign countries where business is slow during the summer months and (2) a relatively smaller portion of our software licenses have come up for renewal in the first quarter.

o Fluctuating economic conditions may vary demand for our products and services in ways that are difficult to predict. For example, during an economic downturn in the process industries, some manufacturers may cancel orders due to cash flow concerns. Other manufacturers, however, may choose to accelerate or increase their orders for our software and services since they can use our solutions to improve their efficiency and productivity.

Most of our expenses, particularly employee compensation, are relatively fixed. As a result, even relatively small variations in the timing of our revenues may cause significant variations in our quarterly operating results and may result in quarterly losses.

As a result of these factors, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on our quarterly results of operations to predict our future performance.

WE FACE SIGNIFICANT COMPETITION FOR A LIMITED SUPPLY OF QUALIFIED PROJECT ENGINEERS

We derive a substantial portion of our revenues from services provided in connection with extremely complex projects. In general, only highly qualified, highly educated project engineers have the training and skills necessary to complete these projects successfully. In order to continue to staff our current and future projects, we will need to attract, motivate and retain a significant number of qualified chemical and other project engineers. Qualified project engineers are in short supply and we face significant competition for these employees, from not only our competitors but also clients, academic institutions and other enterprises. Other employers may offer project engineers significantly greater compensation and benefits or more attractive career paths or geographic locations than we are able to offer. Any failure on our part to hire, train and retain a sufficient number of qualified project engineers would seriously damage our business.

WE FACE INTENSE COMPETITION FROM A BROAD AND INCREASING RANGE OF VENDORS

We face intense competition from four primary sources:

o commercial vendors of software products and related consulting services for one or more elements in the design, operation and management of manufacturing processes;

o hardware vendors that offer software solutions in order to add value to their proprietary distributed control systems, or DCS, which use computer hardware systems, communication networks and industrial instruments to measure, record and automatically control process variables during production;

o large operating companies in the process industries that have developed their own proprietary software solutions; and

o companies licensing proprietary manufacturing processes and providing consulting services.

Because of the breadth of our software and service offerings, we face competition from different vendors depending on the solution in question:

o With respect to particular software solutions, we compete with Chemstations, Inc., Hyprotech, Ltd. (a subsidiary of AEA Technology plc), The Foxboro Company, Simulation Sciences, Inc. and Wonderware Corporation (all of which are subsidiaries of Siebe plc), OSI Software, Inc., the Simcon division of ABB Asea Brown Boveri (Holding) Ltd., and several smaller competitors, such as Pavilion Technologies, Inc.

o With the acquisition of Chesapeake Decision Sciences, Inc., we now compete with established commercial vendors of supply chain management software, including i2 Technologies, Inc. and Manugistics Group, Inc.

o A number of vendors of enterprise resource planning, or ERP, software products, such as Baan Company N.V., J.D. Edwards Inc., Oracle Corporation, PeopleSoft, Inc., and SAP A.G., recently have entered the market for supply chain management solutions, expanded their existing presence in that market, or announced plans to enter into or expand their presence in that market. ERP solutions help a process manufacturer manage resources across the enterprise and enable the manufacturer to integrate front- and back-office business functions.

o We also expect to encounter continuing competition from DCS solution vendors, such as Honeywell Inc., as they expand their software and service offerings to include additional aspects of process manufacturing.

In recent years, consolidation in our markets, such as the acquisitions by Siebe plc of Simulation Sciences, Inc. and Wonderware Corporation and the acquisition of Elsag Bailey by Asea Brown Boveri (Holding) Ltd. has expanded the breadth of product and service offerings by some of our competitors. As a result of this consolidation and the expansion of DCS and ERP vendors into additional markets, we may compete from time to time with divisions of companies, such as Honeywell Inc. and Siebe plc, with which we collaborate on other occasions. Our inability to compete and cooperate simultaneously with these companies may seriously damage our business.

OUR REVENUES ARE CONCENTRATED IN THE CHEMICALS, PETROCHEMICALS AND PETROLEUM INDUSTRIES

We derive a substantial majority of our revenues from companies in the chemicals, petrochemicals and petroleum industries. We expect that companies in these industries will continue to account for a substantial majority of our revenues for the foreseeable future. Our success therefore depends directly on continued demand for our software and services by companies in these industries.

The chemicals, petrochemicals and petroleum industries are highly cyclical. We believe that in the past chemical, petrochemical and petroleum companies have delayed and reduced capital and operating expenditures as the result of economic downturns, as well as pricing pressures experienced in connection with cost-containment measures and environmental regulations. These industry patterns, as well as general domestic and foreign economic conditions, could seriously damage our business.

On April 27, 1999, we announced that our revenues for the fiscal quarter ended March 31, 1999 were below our expectations because of, among other things, difficult economic conditions in the petroleum, chemicals and petrochemicals sectors. In this environment, purchase decisions are taking longer and sales cycles are more complex. In light of this situation, we implemented a restructuring program intended to reduce our operating costs and improve our productivity. This restructuring included reducing our staff by approximately 200 employees, as well as consolidating facilities, streamlining operations and rationalizing some non-core products and activities acquired in recent years.

Recently some of our clients have completed or announced mergers with other of our clients. For example, British Petroleum and Amoco merged their operations on December 31, 1998, and the resulting entity, BP Amoco, announced in April 1999 that it had entered into an agreement to combine with ARCO. Exxon Corporation and Mobil Corporation executed a merger agreement in December 1998. We are unable to predict the effect, if any, that these consolidations will have on the nature and quantity of software and services we provide to these clients.

OUR ACQUISITION STRATEGY INVOLVES RISKS

From May 1995 through October 1998, we completed 16 acquisitions. Through these acquisitions, we have expanded our product and service offerings, entered new markets, and increased the scope of our operations and the number of our employees. While we are not currently a party to any agreements or understandings for any material acquisitions, we expect to continue to acquire both domestic and foreign companies as part of our growth strategy. Acquisitions involve risks that could cause our actual growth to differ from our expectations. For example:

o We may be unable to continue to identify suitable acquisition candidates. In light of the consolidation trend in our industry, we face increasing competition for acquisition opportunities. This competition may substantially increase the cost of any acquisition we complete.

o In future acquisitions, we may issue equity securities that could be dilutive to our shareholders. In those acquisitions, we also may incur additional debt and amortization expense related to goodwill and other intangible assets. This additional debt and amortization expense may materially and adversely affect our business and operating results.

o We may be unable to integrate acquired businesses successfully and to realize anticipated economic, operational and other benefits in a timely manner. Integration of an acquired business is especially difficult when we acquire a business in a market in which we have limited or no expertise or a business with a corporate culture different from ours. If we are unable to successfully integrate acquired businesses, we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the failure to integrate acquisitions successfully may divert management's attention from our existing business and may damage our relationships with our key clients and employees.

WE NEED TO DEVELOP NEW SOFTWARE AND SERVICES

We face rapidly changing technology and continuing improvements in computer hardware, operating systems, programming tools, programming languages and database technology. In order to be successful, we must:

o    enhance our current software products and services;

o    integrate our current and future software offerings;

o modify our products to operate on additional or new operating platforms or systems; and

o develop in a timely and cost-effective manner new software and services that meet changing market conditions, including evolving customer needs, new competitive software and service offerings, emerging industry standards and changing technology.

We face rapidly changing technology and continuing improvements in computer hardware, operating systems, programming tools, programming languages, and database technology, as well as the development of open standards and interfaces between our products and the products of other companies.

In the past, we have experienced delays in developing new products and enhancing existing products, and on occasion we have postponed scheduled delivery dates for products. Like many other software products, our software on occasion has contained undetected errors or "bugs" that may not be detected for a number of months after the delivery of the software. In order to be successful, we must meet our customers' expectations with respect to product development, enhancement and integration and our software and services must address adequately the needs of our customers.

WE DEPEND ON THE SERVICES OF OUR CURRENT CHIEF EXECUTIVE OFFICER

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers, particularly Lawrence B. Evans, our principal founder and Chairman and Chief Executive Officer. Dr. Evans has led us since our incorporation in 1981. We do not have any employment contract requiring Dr. Evans or any of our other executive officers to continue their employment for any period of time, and we do not maintain any significant amount of key-person life insurance on any of our executive officers. The loss of the services of Dr. Evans would seriously damage our business.

WE MAY INCUR SIGNIFICANT COSTS AS THE RESULT OF PENDING SECURITIES LITIGATION

On October 5, 1998, a purported class action lawsuit was filed in the United States District Court for the District of Massachusetts against us and certain of our officers and directors, on behalf of purchasers of our common stock between April 28, 1998 and October 2, 1998. This lawsuit seeks an unspecified amount of damages and claims violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, alleging that we and the named officers and directors issued a series of materially false and misleading statements concerning our financial condition, operations and integration of several acquisitions. On October 26, 1998, a second purported class action lawsuit was filed in the United States District Court for the District of Massachusetts against us and certain of our officers and directors, on behalf of purchasers of our common stock between April 28, 1998 and October 2, 1998. The complaint for this second lawsuit is identical to the complaint for the first lawsuit, except for the plaintiff's name. On November 20, 1998, a third purported class action lawsuit was filed in the United States District

Court for the District of Massachusetts against us and certain of our officers and directors, on behalf of purchasers of our common stock between January 27, 1998 and October 2, 1998. The complaint for this third lawsuit is identical to the two prior complaints, except for the plaintiff's name and the additional reference to statements made between January 27, 1998 and April 28, 1998. On January 27, 1999, in response to a motion to dismiss that we had filed, the plaintiffs in the three class actions consolidated the three complaints. We believe that we have meritorious legal defenses to these lawsuits, and we intend to defend vigorously against these actions. We currently are unable, however, to determine whether resolution of these matters will have a material adverse impact on our financial position or results of operations, or we are unable to estimate the amount of the loss, if any, that may result from resolution of these matters. It is difficult for us to predict the results of complex legal proceedings such as the securities litigation described above. This securities litigation may be expensive and may disrupt our normal business operations.

WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS

The sale and implementation of our software products and services potentially may result in significant product liability claims. Process manufacturers use our software products and services in designing, operating and managing their manufacturing processes at large facilities. Any failure of the software at those facilities could result in significant claims for damages or for violations of environmental, safety and other laws and regulations. Our agreements with our customers generally contain provisions designed to limit our exposure to potential product liability claims. These provisions may, however, not be effective as a result of applicable laws or judicial decisions.

OUR PROPRIETARY TECHNOLOGY IS SUBJECT TO LIMITED PROTECTION

Our business could be materially and adversely affected if we are not able to protect adequately our proprietary software and other proprietary intellectual property rights. We rely on a combination of copyright, patent, trademark and trade secret laws, license and confidentiality agreements, and software security measures to protect our proprietary rights. Although we presently hold U.S. and foreign registered trademarks and U.S. patents on certain of our proprietary technology, we may be unable to obtain similar protection for our other intellectual property. In addition, the laws of certain countries in which our products are licensed do not protect our products and intellectual property rights to the same extent as U.S. laws. We generally enter into non-disclosure agreements with our employees and customers and restrict access to, and distribution of, our proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information, detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Our competitors also may independently develop technologies that are substantially equivalent or superior to our technology. Although we believe that our services and products do not infringe on the intellectual property rights of others, we cannot prevent someone else from asserting a claim against us in the future for violating their technology rights.

OUR INTERNATIONAL OPERATIONS INVOLVE ADDITIONAL RISKS

In fiscal 1996, 1997 and 1998 and the first nine months of fiscal 1999, we derived 42.0%, 50.0%, 45.4% and 53.3% of our revenues from customers outside the United States. We anticipate that revenues from international customers will continue to account for a significant portion of our revenues for the foreseeable future. Our international operations are subject to additional risks, including:

o fluctuations in exchange rates may reduce our earnings, particularly where we denominate arrangements with international customers in the currency of the country in which our software or services are provided, and the hedging techniques we implement may be expensive and may not fully eliminate the impact of exchange rate fluctuations on our operating results;

o tariffs and other barriers may reduce our ability to sell our solutions or may reduce the profitability of those solutions;

o political and economic instability, such as the economic downturn in Asia in 1998, may lead to reduced demand for our solutions or make it difficult for us to offer our products;

o changes in technology standards, such as interfaces between products, that are developed by European or foreign groups may require additional development efforts by us or may change the buying behavior of some of our customers;

o unexpected changes in regulatory requirements may decrease the usefulness of our solutions for process manufacturers and therefore reduce the demand for those solutions;

o we may experience difficulties in managing a global network of distributors or representatives and in staffing and managing foreign subsidiary operations;

o we may encounter difficulties or delays in translating products and product documentation into foreign languages;

o we may suffer potentially adverse tax consequences from operations in a large number of countries; and

o the adoption and use of the euro, the single European currency introduced in January 1999, may adversely affect our business in ways we cannot currently predict.

WE MUST INCREASE OUR MARKET PENETRATION

Our failure to achieve increased market penetration in the process industries would substantially restrict our future growth and damage our business prospects. Our ability to increase market penetration will depend upon a number of factors, including product performance, accuracy of results, reliability, breadth and integration of product offerings, scope of applications, and ease of implementation and use.

OUR PRODUCTS, SERVICES AND SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT

Many existing computer systems and software applications use only two digits to identify a year in the date field. These systems and applications were designed and developed without considering the impact of the upcoming change in the century. If not corrected, year 2000 problems may cause many computer applications to fail or create erroneous results for calculations involving years after 1999.

If we are not able to develop or offer, in a timely manner, year 2000 compliant products and product updates, we may suffer the following consequences:

o We could experience a significant loss of revenues. Customers may decide not to purchase our products and services, or may decide to delay purchasing our products or services in anticipation of our future release of year 2000 compliant products.

o Year 2000 errors in our products could materially impair the utility of our products and services and could result in significant product liability claims against us.

o We could incur significant expenses in making our products, services and internal systems year 2000 compliant. We currently believe the total costs to be incurred for all of our year 2000 related projects will not have a material impact on our operating results. Currently unidentified year 2000 problems may, however, cause us to incur material unanticipated expenses. We are assessing these costs on an ongoing basis in order to adjust our spending plans as necessary.

We have undertaken, but not completed, a program to determine whether and to what extent we may need to update our software products and service processes to become year 2000 compliant. We have tested and determined that substantially all of our standard products are compliant. We have not, however, completed testing on the work processes of our service groups. We do not intend to test or modify all prior versions of our software products, current products used on year 2000 non-compliant systems, custom applications developed by or for customers, or certain current software products that we plan to replace with either new software products or year 2000 compliant releases by the end of 1999. Until we have completed our assessment, we cannot be sure that our efforts to address year 2000 issues are adequate. Although we have obtained representations as to year 2000 compliance from the sellers of certain of our recently acquired technologies, we cannot be certain that we will not encounter year 2000 problems arising from these technologies. Moreover, the ability of our software products and services to comply with year 2000 requirements depends in part upon the availability of year 2000 compliant versions of operating systems and software applications used by or with our products and services.

We are evaluating the readiness of those of our internal systems that are business-critical. We consider hardware, software, systems, technologies and applications to be "business-critical" if a failure would either have a material adverse impact on our business or involve a safety risk to our employees or customers. We have reviewed certain of our internal systems and future system plans to assess year 2000 compliance. We expect that our internal system development plans will address the year 2000 issue and will correct any existing non-compliant systems without the need to accelerate the overall information systems implementation plans. Our business would be adversely affected if there are unidentified dependencies on internal systems to operate the business, or if any required modifications are not completed on a timely basis or are more costly to implement than currently anticipated.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY

Our common stock is traded on the Nasdaq National Market. The market price of our common stock could fluctuate substantially based on a variety of factors such as our financial performance, announcements concerning us or our key clients or competitors, technological innovations, litigation or changes in earnings estimates by analysts. Stock prices may fluctuate widely for reasons unrelated to operating results. Fluctuations in general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common stock.

The market price of our common stock has been volatile over the past year. Our operating results in the fiscal quarter and fiscal year ended June 30, 1998 were below the expectations of some public market analysts and investors, principally because our services revenues grew more slowly than anticipated and our company-wide expenses were higher than expected. Our operating results in the fiscal quarter ended September 30, 1998 were below the expectations of some public market analysts and investors, principally because our licenses revenues were lower than anticipated. During the fiscal quarter ending December 31, 1998, we reassessed our business prospects for the last three quarters of fiscal 1999 and significantly reduced our internal estimates of revenues and earnings from previously anticipated levels. On April 27, 1999, we announced that we had implemented a restructuring program intended to reduce our operating costs and improve our productivity; this restructuring included reducing our staff by approximately 200 employees, as well as consolidating facilities, streamlining operations and rationalizing some non-core products and activities acquired in recent years. Since July 27, 1998, the date on which we preliminarily announced our estimated results for the fiscal quarter and year ended June 30, 1998, the price per share of our common stock, as reported by the Nasdaq National Market, decreased from $48.25 to a low of $6.125 on October 5, 1998. On July 19, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $12.75.

OUR ANTI-TAKEOVER PROVISIONS MAY DISCOURAGE POTENTIAL TAKEOVER ATTEMPTS

Certain provisions of our certificate of incorporation and Delaware law could be used by our incumbent management to make it more difficult for a third party to acquire control of us, even if the change in control might be beneficial to our stockholders. This could discourage potential takeover attempts and could adversely affect the market price of our common stock.

In particular, we may issue preferred stock in the future without stockholder approval, upon terms determined by our board of directors. The rights of holders of our common stock would be subject to, and may be adversely affected by, the rights of holders of any preferred stock issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock. We have adopted a stockholder rights plan that may deter or delay attempts to acquire us or to accumulate shares of common stock.

                                 USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. For information about the selling stockholders, see "Selling Stockholders." We will not receive any proceeds from sales of these shares.

                              SELLING STOCKHOLDERS

The selling stockholders are the former stockholders of Syllogistics, Inc., which we acquired in October 1998. The shares they received in the acquisition have been registered in accordance with the provisions of a registration rights covenant entered into in connection with the acquisition.

The following table sets forth certain information with respect to the beneficial ownership of our common stock by the selling stockholders as of June 1, 1999 and as adjusted to reflect the sale of the shares of common stock offered by this prospectus. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated, each of the selling stockholders possesses sole voting and investment power with respect to all of the shares of common stock owned by them, subject to community property laws where applicable.

                                                                        SHARES TO BE
                                    SHARES                            BENEFICIALLY OWNED
                              BENEFICIALLY OWNED       NUMBER         AFTER OFFERING IF
                              PRIOR TO OFFERING       OF SHARES        ALL SHARES SOLD
                              -----------------         BEING          ---------------
NAME                          NUMBER    PERCENT        OFFERED        NUMBER    PERCENT
----                          ------    -------        -------        ------    -------
Jacob B. Bercu..............  4,500        *             4,500          --         --

Daniel Mark Sims............ 40,500        *            40,500          --         --

----------------
*    Percentage of shares beneficially owned is less than 1.0%.

                              PLAN OF DISTRIBUTION

The shares offered by this prospectus may be sold from time to time by selling stockholders, who consist of the persons named under "Selling Stockholders" above and those persons' pledgees, donees, transferees or other successors in interest. The selling stockholders may sell the shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

     o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

     o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of

Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions.

If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file, a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth:

     o    the name of each of the participating broker-dealers,

     o    the number of shares involved,

     o    the price at which the shares were sold,

     o the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable,

     o a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     o    any other facts material to the transaction.

                                  LEGAL MATTERS

Foley, Hoag & Eliot LLP, Boston, Massachusetts, has advised us with respect to the validity of the shares of common stock offered by this prospectus.

                                     EXPERTS

Our consolidated balance sheets as of June 30, 1997 and 1998 and our related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1996, 1997 and 1998 incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports included in that Form 10-K and are incorporated by reference in this prospectus in reliance upon the authority of Arthur Andersen LLP as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy our SEC filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings also are available on the SEC's website at http://www.sec.gov.

The SEC allows us to "incorporate by reference" information from certain of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, certain information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

o our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (as filed on September 28, 1998);

o our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1998 (as filed on November 16, 1998 and as amended by Amendment No. 1 filed on November 20, 1998), December 31, 1998 (as filed on February 16,
     1999) and March 31, 1999 (as filed on May 13, 1999);

o our Current Reports on Form 8-K dated October 2, 1998 (as filed on October 6, 1998), October 5, 1998 (as filed on October 7, 1998) and April 27, 1999 (as filed on May 10, 1999);

o our definitive Proxy Statement (as amended by Amendment No. 1 filed on November 18, 1998) being used in connection with our Annual Meeting of Stockholders held on December 15, 1998;

o the description of our common stock contained in our Registration Statement on Form 8-A (as amended by Amendment No. 1 filed on June 12, 1998);

o the description of our rights to purchase Series A Participating Cumulative Preferred Stock contained in our Registration Statement on Form 8-A filed on October 10, 1997 under Section 12 of the Exchange Act; and

o any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus (information in these filings will be incorporated as of the filing date).

You may request copies of these filings, at no cost, by writing, telephoning or e-mailing our Manager of Investor Relations as follows:

                    Aspen Technology, Inc.
                    Ten Canal Park
                    Cambridge, Massachusetts 02141
                    Telephone: (617) 949-1000
                    E-mail: invest@aspentech.com.

This prospectus is part of a Registration Statement on Form S-3 we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information contained in the Registration Statement.